SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 13, 2018 (November 12, 2018)

PARETEUM CORPORATION

(Exact name of registrant as specified in the Charter)

Delaware	001-35360	95-4557538
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 984-1096

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01         Entry into a Material Definitive Agreement.

Merger Agreement

On November 12, 2018, Pareteum Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with iPass, Inc., a Delaware corporation (“iPass”) and TBR,Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”).

Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) for any and all outstanding shares of common stock of iPass (the “iPass Common Stock”), for 1.17 shares of common stock of the Company per share of iPass Common Stock (the “Exchange Ratio”) for an aggregate of approximately 9.86 million shares of the Company’s common stock (the “Offer Price”), without interest and subject to any required withholding for taxes, and Merger Sub will subsequently merge with and into iPass (the “Merger”). The Merger Agreement contemplates that, subject to iPass’ stockholders tendering and not withdrawing a majority of the outstanding shares of iPass stock in the exchange offer, the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law, and iPass, as the surviving corporation, will become a wholly-owned subsidiary of the Company without any additional stockholder approval, and each issued and outstanding share of iPass Common Stock will be converted into the right to receive the Offer Price. No fractional shares of the Company will be issued to iPass stockholders; any fractional shares will be cancelled and the balance paid to such stockholders in cash. The Company intends to fund the balance required for any fractional shares with cash on hand.

The Company, Merger Sub and iPass have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding the operation of the business of iPass, and to a lesser extent the Company, prior to the closing.

The Merger Agreement contains certain termination rights for each of the Company and iPass, including, among others, if the exchange offer is not consummated at or prior to 11:59 p.m. (New York City Time) on March 18, 2019. Upon termination of the Merger Agreement under specified circumstances, including a termination by iPass to enter into an agreement for an alternative transaction pursuant to a “superior proposal,” iPass has agreed to pay the Company a termination fee of $780,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which, including all schedules, exhibits, attachments and annexes thereto, is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger. It is not intended to provide any other factual information about the Company or iPass. The representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of iPass, the Company or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in iPass’ or the Company’s public disclosures.

Item 8.01         Other Events.

On November 12, 2018, the Company and iPass issued a joint press release announcing entry into the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and incorporated in its entirety herein by reference.

Item 9.01         Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 12, 2018, by and among iPass, Inc., Pareteum Corporation and TBR, Inc.

99.1	Joint press release issued by Pareteum Corporation and iPass, Inc. on November 12, 2018.

Cautionary Note Concerning Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between the Company and iPass, and the expected timetable for completing the transaction, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from these expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against iPass or its directors or the Company related to the merger agreement; the possibility that various conditions to the consummation of the Company exchange offer and merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the merger; uncertainty as to how many shares of iPass common stock will be tendered into the Company exchange offer; the risk that the Company exchange offer and merger will not close within the anticipated time periods; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, those detailed in iPass’ Annual Report on Form 10-K for the year ended December 31, 2017 and iPass’ most recent quarterly report filed with the SEC, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the Company’s most recent quarterly report filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information to be Filed with the SEC

This document relates to a pending business combination transaction between the Company and iPass. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. The Company and a wholly-owned subsidiary of the Company will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. iPass will file a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. iPass and the Company may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which iPass or the Company may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov. In addition, Company stockholders will be able to obtain free copies of such materials by contacting Edward O’Donnell , the Company’s Chief Financial Officer, at (212) 984-1096, or requesting by mail to the Company as follows: Pareteum Corporation, Attn: Chief Financial Officer, 1185 Avenue of the Americas, 37th Floor, New York, NY 10036.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 13, 2018	PARETEUM CORPORATION

	By:	/s/ Edward O’Donnell
Name: Edward O’Donnell
Title: Chief Financial Officer